ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

Via Correspondence Filing and E-mail

November 22, 2024

Michael Rosenberg

Attorney-Adviser

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RosenbergMi@sec.gov

Re:	Pacific Life Insurance Company

Response to SEC comments on Initial Registration Statement on Form N-4 for Pacific
Protective Growth limited premium registered index-linked deferred annuity

File No. 333-282283

Dear Mr. Rosenberg,

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), we have set forth below our responses to the Staff comments received on November 15, 2024, in connection with the above-referenced registration statement on Form N-4, file no. 333-282283 (the “Registration Statement”), filed by the Company on September 23, 2024, under the Securities Act of 1933, as amended.

We have restated each of the Staff’s comments below and followed each comment with the Company’s response. All changes mentioned herein, as well as other changes made by the Company, will appear in a subsequent pre-effective amendment to the Registration Statement, to be filed on or about November 22, 2024. The Company will file this letter as correspondence with the SEC Staff and will e-mail the Staff a courtesy copy of the revised registration statement.

1.	Staff Comment: Please update the contract file number in the second paragraph to 333-282283.

Response: Edits have been made to address the Staff’s comment.

2.	Staff Comment: Under “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” please define ROP as “return of Purchase” and ILO as “Index-Linked Option.”

Response: Edits have been made to address the Staff’s comment.

Cover Page to the Prospectus

3.	Staff Comment: Please consider whether the language in the first paragraph suggests to a prospective investor that the contract is only available through tax-advantaged accounts, such as qualified plans or IRAs, and whether this suggestion is accurate.

Response: Edits have been made to address the Staff’s comment. We note that a comma was inadvertently missing after the word “non-qualified”. We have also clarified by adding “contracts,” after the word “non-qualified” in the third sentence. By adding a comma to the sentence and the word “contracts”, we believe this clarifies that the Contract is available to both qualified and non-qualified business.

4.	Staff Comment: Please note that the fourth sentence of the first paragraph appears to be applicable to the non- qualified IRAs mentioned in the prior sentence. Please revise the sentence to include the non-qualified IRAs.

Response: We believe that the edits made to address Comment 3 resolve this Comment.

5.	Staff Comment: The prospectus reserves the right to stop offering all but one index option. Please clarify in the third paragraph of the cover page that this means that if there is only one option available, investors will be limited to investing in only one index option with terms that may not be acceptable to them.

Response: Edits have been made to address the Staff’s comment.

6.	Staff Comment: Disclose what the ability to stop offering all but one ILO to shareholders might mean for investors. For example, if there will be only one index option left under the contract, an investor will be limited to investing in only one index option with terms that may not be acceptable to them, or, if there will be only one index option left under the contract but the contract offers variable investment options an investor will be limited to investing in only one index option with terms that may not be acceptable to you and other investment options where the performance is not based on the performance of an Index and that do not offer any protection from investment loss.

Response: Edits have been made to address the Staff’s comment. We note that Pacific Protective Growth does not offer variable investment options. Consistent with other Staff comments herein, we have removed any language applicable to variable investment options to avoid investor confusion.

7.	Staff Comment: Please clarify that the losses in the index option are for that term; cumulative loss over the life of the contract could be much greater (e.g., “you could lose up to 70-90% of your investment in an index option”).

Response: Edits have been made to address the Staff’s comment.

8.	Staff Comment: State that by not guaranteeing that an ILO with a floor or dual direction buffer would be offered, there is a risk of loss of the entire amount invested.

Response: Edits have been made to address the Staff’s comment.

9.	Staff Comment: Please clarify in the disclosure in the fourth paragraph referencing guaranteed minimums are referring to lifetime minimums.

Response: Edits have been made to address the Staff’s comment.

10.	Staff Comment: We note that the contract includes provisions providing for ongoing withdrawals and deductions from the index options prior to the end of the term, including required minimum distributions, rider charges, and guaranteed withdrawal amounts under the GLWB Rider that may have an adverse effect on the values under the contract.

Please include prominent disclosure on the cover page and in the sections of the prospectus discussing the GLWB rider, systematic withdrawals, and any optional benefit fee noting that the Contract permits such ongoing withdrawals and deductions from the index options prior to the end of the term, and that these withdrawals and deductions may have an adverse effect on values under the Contract, and if an investor intends to make such ongoing withdrawals or elect such deductions, they should consult with a financial professional about the appropriateness of the Contract for them.

Response: Edits have been made to address the Staff’s comment.

Overview of the Contract (p. 9)

11.	Staff Comment: Please disclose all material intermediary-specific variations in the prospectus. See Instruction to Item 8(a) of Form N-4.

Response: Pacific Protective Growth does not have any material intermediary-specific variations.

Phases of the Contract – Accumulation Phase (p.10)

12.	Staff Comment: In the paragraph describing the Performance Mix with Participation Rate, please provide an example of how a performance mix with participation rate could operate. Additionally, in that paragraph, please consider illustrating a participation rate using a rate other than 100% here and throughout the prospectus.

Response: Edits have been made to address the Staff’s comment.

13.	Staff Comment: With respect to the Performance Mix with Participation Rate and the Tiered Performance Rate, please confirm that the participation rates of 100% and 125% are reasonable based on current and anticipated market conditions.

Response: We believe that participation rates of 100% and 125% are reasonable based on current and anticipated market conditions.

Phases of the Contract – Annuitization Phase (p.11)

14.	Staff Comment: In the third paragraph, please state that if an investor annuitizes, the investor will be unable to make withdrawals.

Response: Edits have been made to address the Staff’s comment.

Contract Features – Death Benefits (p. 11)

15.	Staff Comment: The contract describes the ROP Death Benefit in various places throughout the prospectus. Please clarify whether that reference also generally refers to the ROP Death Benefit II rider only available in California. If not, please ensure the ROP Death Benefit II is described appropriately throughout the prospectus.

Response: Generally, references to ROP Death Benefit also apply to contracts issued in California unless otherwise stated. We have removed references to “II” and made clear when disclosure is specific to California Contracts or does not apply. Clarifying edits have been made to address the Staff’s comment.

Fees, Expenses and Adjustments – Are there ongoing fees and expenses (p. 14)

16.	Staff Comment: If the Contract only provides a guaranteed downside limit on one index option, then please provide disclosure stating that under the Contract, in the future other index options that do not provide any downside protection may be offered, which would mean risk of loss of the entire amount invested.

Response: Any ILOs we offer in the future that are in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO will always have some level of downside protection, but we do not guarantee a minimum level. More simply put, we will never offer an ILO without a Protection Level. Clarifying edits have been made to address the Staff’s comment. We have also inserted similar edits in the “Is There a Risk of Loss from Poor Performance?” section of the KIT, as the disclosure seemed more appropriate for that section.

Risks – What are the Risks Associated with the Interest Crediting Options (p. 16)

17.	Staff Comment: Please revise this subheading to read “What Are the Risks Associated with the Investment Options?” See Instruction 1(a) to Item 3 of Form N-4.

Response: Edits have been made to address the Staff’s comment.

18.	Staff Comment: Please clarify that the First Trust Growth Strength Net Fee Index deducts fees and costs when calculating Index performance.

Response: Edits have been made to address the Staff’s comment.

Restrictions – Are There Any Restrictions on Contract Benefits (p. 18)

19.	Staff Comment: Please disclose any restrictions associated with the performance lock.

Response: Edits have been made to address the Staff’s comments.

Principal Risks of Investing in the Contract (p. 21)

20.	Staff Comment: Please state that Contracts are unsuitable as short-term savings vehicles.

Response: Edits have been made to address the Staff’s comment.

21.	Staff Comment: Disclose, as applicable, risks relating to limiting positive Index returns and the possibility of losses despite downside protection.

Response: Additional edits have been made to address the Staff’s comment. Please also see the following sections for specific disclosures around limiting positive Index Returns: “Crediting Strategy Risk”, “Cap Rates and Performance Triggered Rates” and “Participation Rates and Tiered Participation Rates”.

22.	Staff Comment: If a buffer is applied on the last day of each year over a multi-year term, please disclose that this is not the same type of protection as applying the buffer to the change in a return calculated on the first day and on the last day of the term (e.g., a -10% buffer that protects the first 10% of loss each year during a 6-year term could result in a significantly greater cumulative loss than a -10% buffer that protects the first 10% of loss over the entire 6-year term).

Response: Edits were made in response to this comment to clarify that, for multi-year Terms, the Buffer or Dual Direction Buffer is only applied to the Index Return as of the Term End Date, and is not an annual rate.

23.	Staff Comment: Please disclose the possibility of losses despite downside protection.

Response: Edits have been made to address the Staff’s comment.

Withdrawal and Surrender Risk (p. 22)

24.	Staff Comment: Please include “adjustments” as well as withdrawals and surrenders when discussing the risks of withdrawals and surrenders.

Response: Edits have been made to address the Staff’s comment. Additionally, we note there are additional disclosures regarding Adjustments in the “Interim Value Calculation and Adjustment Risk” section directly below the “Withdrawal and Surrender Risk” section.

Availability of Indexes and Index-Linked Options (p. 26)

25.	Staff Comment: Please disclose that these risks could include that the new index may not be desirable to the investor and that interest may only be based on the new index’s return even if substituted near the end of the term. Also state that that at reallocation an index option’s features may have changed or index options may have been eliminated, which could result in an investor being reallocated to a default option with terms the investor finds unacceptable if either the instructions are not provided, or the chosen index option is not available.

Response: Edits have been made to address the Staff’s comment.

Index Risks (p. 27)

26.	Staff Comment: Please specify the risks related to the QQQ and IWM indexes. See Instruction 2 to Item 6(c) of Form N-4.

Response: Edits have been applied to address the Staff’s comment.

Insurance Company Risk (p. 29)

27.	Staff Comment: Describe the principal risks relating to any material reservation of rights under the Contract, including if applicable, the right to remove or substitute Portfolio Companies, add or remove Index-Linked Options and change the features of an Index-Linked Option from one Crediting Period to the next, stop accepting additional purchase payments, and impose investment restrictions or limitations on transfers.

Response: Edits have been made to address the Staff’s comment. We note, respectfully, these risks are already covered by other risk categories and so are largely repetitive.

The Fixed Account Option (p. 45)

28.	Staff Comment: If accurate, please disclose that: (i) interests in the fixed account are not registered under the Securities Act of 1933 (the “Securities Act”) and the fixed account is not registered as an investment company under the Investment Company Act of 1940; and (ii) fixed account disclosures are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

Response: Edits have been made to address the Staff’s comment.

Index Performance Examples (p.49)

29.	Staff Comment: For each of the bar charts, in addition to reflecting index performance, please include bars for the hypothetical 5% cap and a hypothetical -10% buffer. In addition, please provide the corresponding numerical returns adjacent to each bar.

Response: Edits have been applied to address the Staff’s comment.

Crediting Strategies (p. 54)

30.	Staff Comment: In the fourth paragraph, please describe the factors considered in determining the current limit on Index gains for an Index-Linked Option. See Item 6(d)(2)(ii)(C) of Form N-4.

Response: Edits have been made to address the Staff’s comment.

Crediting Strategy Considerations (p. 56)

31.	Staff Comment: Please also clarify that the election of the Income Guard benefit may reduce your Crediting Strategy rates.

Response: Edits have been made to address the Staff’s comment.

Protection Level Considerations (p. 57)

32.	Staff Comment: Please describe the factors considered in determining the current limit on Index losses for an Index-Linked Option, and how that choice may impact other features of the option set by the Insurance Company. See Item 6(d)(2)(i) of Form N-4.

Response: Edits have been made to address the Staff’s comment. In addition, we have added language to clarify that Protection Levels are set and do not change in future Contract years, unlike Cap/Participation Rates, which may vary.

Performance Lock (p. 58)

33.	Staff Comment: This section states that the “ILO Budget rate is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date.” Please clarify what this means. The hypothetical value of derivatives would be a dollar value so please explain how that is equivalent to an interest rate. Please also disclose the guaranteed minimum interest rate. See Item 6(e)(2) of Form N-4. Please also list this fixed option in response to Item 17(c) of Form N- 4.

Response: Edits have been made to address the Staff’s comment regarding the request to clarify the sentence regarding the ILO Budget Rate and guaranteed minimum interest rate.

The hypothetical value of derivatives for each Index-Linked Option (ILO) is a dollar value. The ILO Budget rate is the ratio of the dollar amount of the hypothetical value of the derivatives divided by the ILO Investment Base.

Regarding the Staff’s request to “also list this fixed option in response to Item 17(c) of Form N-4”, we respectfully decline to implement this comment. There is no fixed option utilized upon exercising the Performance Lock feature. Once Performance Lock is exercised, the investment is no longer eligible for the application of the Crediting Strategy or Protection Level (as disclosed multiple places in the prospectus) and the locked-in Interim Value receives a fixed rate of interest. However, the locked-in value is not “transferred” to a fixed account option. Rather, the locked-in value cannot be transferred to another ILO, the Fixed Account, or begin a new term in the same ILO, until the following contract anniversary.

Diversification Requirements and Investor Control (p. 89)

34.	Staff Comment: This disclosure appears to be focused on variable annuities. Please ensure disclosures in the registration statement are limited to the Contract.

Response: Edits have been applied to address the Staff’s comment.

Back Cover Page

35.	Staff Comment: Pursuant to Item 1(b)(1) of Form N-4, please state that the SAI includes additional information about the Registrant. Explain that the SAI is available, without charge, upon request, and explain how investors may make inquiries about their Contracts. Provide a toll-free (or collect) telephone number for investors to call to request the SAI, to request other information about the Contracts, and to make investor inquiries.

Response: Edits have been applied to address the Staff’s comment.

36.	Staff Comment: Pursuant to Item 1(b)(2) of Form N-4, state whether and from where, information is incorporated by reference (and if not delivered with the prospectus, how it may be requested).

Response: Edits have been applied to address the Staff’s comment.

37.	Staff Comment: Pursuant to Item 1(b)(3) of Form N-4, please state that reports and other information about the Registered Separate Account, and, if applicable, the Insurance Company, are available on the SEC website at http://www.sec.gov, and that copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Response: Edits have been applied to address the Staff’s comment.

38.	Staff Comment: Pursuant to Item 1(b)(4) of Form N-4, please provide the EDGAR contract ID in 8 pt. type. [e.g., C0000#####].

Response: Edits have been applied to address the Staff’s comment.

Appendix A (p. A-3)

39.	Staff Comment: Please note that the First Trust Growth Strength Net Fee Index deducts 0.65% in fees and costs when calculating Index performance. Also state that this will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index.

Response: Edits have been applied to address the Staff’s comment.

Appendix A (p. A-4)

40.	Staff Comment: Please include a statement to the effect that in the future, the insurance company may offer other ILOs that do not provide any downside protection.

Response: Similar to Comment 16 above, clarifying edits have been applied to address the Staff’s comment.

Appendix E – Minnesota (p. E-8)

41.	Staff Comment: Please remove “plus or minus the accumulated gains or losses, if any, in the Separate Account under the Contract” or explain supplementally why it is appropriate.

Response: Edits have been applied to address the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

42.	Staff Comment: Please remove references to sections of the SAI that are not applicable, such as the “Performance” section and “Calculating Subaccount Unit Values” and “Variable Annuity Payment Amounts.”

Response: Edits have been applied to address the Staff’s comment.

PART C

43.	Staff Comment: In the Item 34 Undertakings, please remove the reference to reliance on the American Council of Life Insurance No-Action Letter as it is inapplicable to registered index-linked annuities.

Response: Edits have been applied to address the Staff’s comment.

44.	Staff Comment: Please submit a new Power of Attorney with your pre-effective amendment specifically referencing this registration statement (for example, by referencing the Securities Act file numbers or by the name of the product). See Rule 483(b) under the Securities Act.

Response: An updated Power of Attorney will be filed with the pre-effective amendment.

*       *       *

Having undergone the review processes on Form S-1 and Form N-4, and made all efforts to satisfy the comments put forth by the Staff, we kindly request acceleration of the effective date of the Company’s Pre-Effective Amendment on Form N-4, for the Pacific Protective Growth Registration Statement, to December 3, 2024, or as soon thereafter as practicable.

We appreciate the Staff’s review of and comments on this filing. If you have any questions or concerns, please do not hesitate to contact the undersigned at (949) 219-3268.

Sincerely,

/s/ Alison Ryan

Alison Ryan

AVP & Managing Assistant General Counsel II